February 12, 2026

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Duff & Phelps Investment Management Co.; DNP Select Income Fund Inc.; Duff & Phelps Utility and Infrastructure Fund Inc. (File No. 812-15983; Accession No. 0001193125-26-038886)

Form APP WD: Request for Withdrawal of Application

Dear Mr. Rakestraw:

Duff & Phelps Investment Management Co., DNP Select Income Fund Inc., and Duff & Phelps Utility and Infrastructure Fund Inc. (the “Applicants”) filed an Application for Exemption and Other Relief pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, and Rule 0-5(d) thereunder on February 5, 2026 (the “Application”). The Application was not materially complete, and the Applicant hereby respectfully requests that the Application be withdrawn and that the U.S. Securities and Exchange Commission take no further action with respect to the Application.

If you have any questions regarding this matter, please contact the undersigned at 860-503-1116 or by email at kate.santoro@virtus.com. Thank you for your attention to this matter.

Sincerely,

/s/ David Grumhaus, Jr.
David Grumhaus, Jr.
President and Chief Executive Officer
DNP Select Income Fund Inc.
Duff & Phelps Utility and Infrastructure Fund Inc.

/s/ David Grumhaus, Jr.
David Grumhaus, Jr.
President and Chief Investment Officer
Duff & Phelps Investment Management Co.

cc:	Adam D. Kanter, Esq.

 Kathryn L. Santoro